Statement of Cash Flows

Motoroso, Inc.
For the year ended December 31, 2019

	2019
Operating Activities	
Receipts from customers	127,272.92
Payments to suppliers and employees	(485,164.97)
Cash receipts from other operating activities	638.19
Net Cash Flows from Operating Activities	**(357,253.86)**
Investing Activities	
Payment for property, plant and equipment	(12,865.14)
Other cash items from investing activities	(19,915.44)
Net Cash Flows from Investing Activities	**(32,780.58)**
Financing Activities	
Other cash items from financing activities	(23,283.73)
Net Cash Flows from Financing Activities	**(23,283.73)**
Net Cash Flows	**(413,318.17)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	586,524.73
Cash and cash equivalents at end of period	173,206.56
Net change in cash for period	**(413,318.17)**